Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: August 23, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 23, 2022

Endurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40810	98-1599901
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

630 Fifth Avenue, 20th Floor

New York, NY 10111

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 585-8975

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of one redeemable Warrant	EDNCU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	EDNC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	EDNCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 2 to the Business Combination Agreement

On August 23, 2022, Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”), entered into Amendment No. 2 (the “Second BCA Amendment”) to the previously disclosed Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), dated March 8, 2022, by and among Endurance, SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”), and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy (“Merger Sub”). Pursuant to the Business Combination Agreement, as further described in the Current Report on Form 8-K filed by Endurance with the Securities and Exchange Commission (the “SEC”) on March 8, 2022 and attached thereto as Exhibit 2.1, at the Effective Time, Merger Sub will merge with and into Endurance (the “Business Combination”), with Endurance surviving the Business Combination as a wholly owned subsidiary of SatixFy. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Business Combination Agreement.

Pursuant to the Second BCA Amendment, Endurance, SatixFy and Merger Sub have agreed to (i) reduce the equity value of SatixFy to $365 million, (ii) clarify that the Price Adjustment Shares may be transferred by an individual pursuant to a testamentary disposition or qualified domestic relations order, (iii) remove the condition to closing that Aggregate Transaction Proceeds shall be equal to or greater than $115 million and (iv) amend the termination provisions to remove the automatic extension that permitted the parties to extend the Termination Date to November 7, 2022 in the circumstances provided for therein and amend the Termination Date to November 7, 2022.

The foregoing description of the Second BCA Amendment does not purport to be complete and is qualified in its entirety by the full text of the Second BCA Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Amendment No. 2 to the Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”), entered into a letter agreement (the “Sponsor Letter Agreement”) in favor of SatixFy and Endurance, as further described in the Current Report on Form 8-K filed by Endurance with the SEC on March 8, 2022 and attached thereto as Exhibit 10.2.

On August 23, 2022, the Sponsor, Endurance, and SatixFy entered into Amendment No. 2 (the “Second Sponsor Letter Amendment”) to the Sponsor Letter Agreement, which amended the Sponsor Letter Agreement to provide that the Sponsor will forfeit 800,000 SPAC Class B Shares contingent upon the Closing, and adjusts the vesting and forfeiture provisions applicable to the Unvested Sponsor Interests (as defined in the Second Sponsor Letter Amendment).

The foregoing description of the Second Sponsor Letter Amendment does not purport to be complete and is qualified in its entirety by the full text of the Second Sponsor Letter Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Amendment No. 2 to the Business Combination Agreement, dated August 23, 2022, by and among Endurance Acquisition Corp., SatixFy MS and SatixFy Communications Ltd.

10.1	Amendment No. 2 to the Sponsor Letter Agreement, dated as of August 23, 2022, by and among Endurance Antarctica Partners, LLC, Endurance Acquisition Corp. and SatixFy Communications Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Acquisition Corp.

By:	/s/ Richard C. Davis
Richard C. Davis
Chief Executive Officer

Dated: August 23, 2022

Exhibit 2.1

AMENDMENT NO. 2

to

Business Combination Agreement

This Amendment No. 2 to the Business Combination Agreement (this “Amendment”) is made as of August 23, 2022, by and among Endurance Acquisition Corp., a Cayman Islands exempted company (“SPAC”), SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the BCA (as defined below).

WHEREAS, on March 8, 2022, SPAC, the Company and Merger Sub entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”);

WHEREAS, pursuant to Section 8.3 of the BCA, the BCA may be amended or modified only by a duly authorized agreement in writing executed by each of the Parties in the same manner as the BCA and which makes reference to the BCA;

WHEREAS, each of SPAC, the Company and Merger Sub agree that the conditions to the Closing set forth in Section 6.1(b), Section 6.1(d) and Section 6.1(f) of the BCA will not be satisfied as of the Termination Date and desire to amend Section 7.1(d) of the BCA to exercise the right to extend the Termination Date to November 7, 2022; and

WHEREAS, each of SPAC, the Company and Merger Sub desire to amend certain other provisions of the BCA on the terms set forth in this Amendment.

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Company and Merger Sub hereby agree to amend the BCA as follows:

1.             Amendments. The following Sections of the BCA are hereby amended as set forth below (with certain changes shown in blackline form, with bold and underlined text representing additions and ~~bold and struck through~~ text representing deletions):

(a)            Section 1.1. Section 1.1 of the BCA is hereby amended as follows:

(i)             The definition of “Equity Value” is hereby amended and restated in its entirety to read: “means $365,000,000.”

(ii)            The definition of “Aggregate Transaction Proceeds” is hereby amended and restated in its entirety to read: “has the meaning set forth in the Sponsor Letter Agreement.”

(b)            Section 2.10(h). The second sentence of Section 2.10(h) of the BCA is hereby amended as follows:

“(h) No Price Adjustment Participant may Transfer any Price Adjustment Shares before such Price Adjustment Shares becomes vested (if at all) pursuant to this Section 2.10; provided, however, that if such Price Adjustment Participant is an individual, then such Price Adjustment Participant may transfer his or her Price Adjustment Shares, whether vested or not (i) by testamentary disposition by virtue of laws of descent and distribution upon death of the individual, (ii) pursuant to a qualified domestic relations order or (iii) by transfer to a member of such Price Adjustment Participant’s immediate family or to a trust, the beneficiary of which is such Price Adjustment Participant or a member of such Price Adjustment Participant’s immediate family, heirs or an affiliate thereof of such Price Adjustment Participant.”

(c)            Section 5.3(c). Section 5.3(c) of the BCA is hereby amended as follows:

“(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and, subject to execution and delivery of a confidentiality agreement in a customary form, its Representatives (i) during normal business hours reasonable access to the directors, officers, books and records of SPAC (in a manner so as to not interfere with the normal business operations of SPAC) and (ii) information that is reasonably necessary for the Company to calculate the SPAC Expenses ~~and Aggregate Transaction Proceeds~~. Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any Evaluation Material.”

(d)            Section 6.3(c). Section 6.3(c) of the BCA is hereby amended as follows:

“(c) ~~the Aggregate Transaction Proceeds shall be equal to or greater than $115,000,000.~~ [Reserved.]”

(e)            Section 7.1(d). Section 7.1(d) of the BCA is hereby amended as follows:

“(d) by written notice by either SPAC or the Company to the other Parties, if the transactions contemplated by this Agreement shall not have been consummated on or prior to ~~Spetember~~ November 7, 2022 (the “Termination Date”)~~; provided, that either SPAC or the Company shall have the right, upon written notice to the other Parties before the Termination Date, to extend the Termination Date to November 7, 2022 if all conditions to the Closing listed in Article VI have been satisfied, other than the conditions set forth in Section 6.1(b), Section 6.1(d), Section 6.1(f) and those conditions that are only capable of being satisfied at Closing;~~ provided ~~further~~, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if either Company Party’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date~~, and (iii) the right to extend the Termination Date pursuant to this Section 7.1(d) shall not be available to any Party who is then in breach of its covenants or obligations under this Agreement~~;”

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2.             Effect of Amendments and Modifications. Except as expressly amended hereby, the BCA shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the BCA is referred to in any agreement, document or other instrument, such reference will be to the BCA as amended by this Amendment. For the avoidance of doubt, each reference in the BCA, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to March 8, 2022.

3.             Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the BCA are incorporated herein by reference, mutatis mutandis.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ENDURANCE ACQUISITION CORP.

By:	/s/ Richard Davis
	Name:	Richard Davis
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to the Business Combination Agreement]

SATIXFY MS

By:	/s/ Yoav Leibovitch
	Name:	Yoav Leibovitch
	Title:	Chief Financial Officer

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Yoav Leibovitch
	Name:	Yoav Leibovitch
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 2 to the Business Combination Agreement]

Exhibit 10.1

AMENDMENT NO. 2

to

SPONSOR LETTER Agreement

This Amendment No. 2 to the Sponsor Letter Agreement (this “Amendment”) is made as of August 23, 2022, by and among Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”), Endurance Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), and SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the BCA (as defined below).

WHEREAS, on March 8, 2022, the SPAC, the Company and certain other Persons entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”);

WHEREAS, contemporaneously with the execution and delivery of the BCA, the Sponsor, the SPAC and the Company entered into that certain Sponsor Letter Agreement dated March 8, 2022 (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Sponsor Letter Agreement”);

WHEREAS, pursuant to Section 15 of the Sponsor Letter Agreement, which incorporates by reference Section 8.3 of the BCA, mutatis mutandis, the Sponsor Letter Agreement may be amended or modified only by a duly authorized agreement in writing executed by each of the Parties in the same manner as the Sponsor Letter Agreement and which makes reference to the Sponsor Letter Agreement; and

WHEREAS, each of each of the Sponsor, the SPAC and the Company desire to amend the Sponsor Letter Agreement on the terms set forth in this Amendment.

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor, the SPAC and the Company hereby agree to amend the Sponsor Letter Agreement as follows:

1.            Amendment to Section 4 of the Sponsor Letter Agreement. Section 4 of the Sponsor Letter Agreement is hereby amended and restated in its entirety to read:

  “4. Forfeiture and Vesting. Notwithstanding anything to the contrary in the Business Combination Agreement, the Sponsor hereby agrees to the following:

(a) As of immediately prior to the Effective Time, but conditioned upon the Closing, Sponsor shall irrevocably forfeit and surrender to the Company, for no consideration, 800,000 Sponsor Shares, which surrendered Sponsor Shares shall thereupon be cancelled by the Company and no longer be outstanding.

(b) If the Aggregate Transaction Proceeds at the Closing Date are less than US$115 million, then 628,000 Sponsor Shares and 2,652,000 Assumed Warrants shall be subject to the vesting provisions set forth in this Section 4(b) (each such Sponsor Interest subject to the vesting provisions set forth in this Section 4(b), the “Unvested Sponsor Interests”). Any Sponsor Interests that are not Unvested Sponsor Interests shall be considered fully vested as of the Closing Date. The Sponsor agrees that it shall not Transfer any Unvested Sponsor Interests (after giving effect to the forfeiture contemplated by the foregoing clause (a)) prior to the date such Unvested Sponsor Interests vest pursuant to this Section 4.

(i) If, at any time during the five (5) years following the Closing Date (the “Measurement Period”), the VWAP of the Company Ordinary Shares equals or exceeds US$12.50 per share for any seven (7) individual Trading Days within a period of thirty (30) consecutive Trading Days beginning at least 30 days after the Closing Date (the date when the foregoing is first satisfied, the “First Unvested Sponsor Interests Achievement Date”), then one-third of the Sponsor Shares and Assumed Warrants included in the Unvested Sponsor Interests owned by the Sponsor shall vest on the First Unvested Sponsor Interests Achievement Date.

(ii) If, at any time during the Measurement Period, the VWAP of the Company Ordinary Shares equals or exceeds US$14.00 per share for any seven (7) individual Trading Days within a period of thirty (30) consecutive Trading Days beginning at least 30 days after the Closing Date (the date when the foregoing is first satisfied, the “Second Unvested Sponsor Interests Achievement Date”), then one-third of the Sponsor Shares and Assumed Warrants included in the Unvested Sponsor Interests owned by the Sponsor shall vest on the Second Unvested Sponsor Interests Achievement Date.

(iii) If, at any time during the Measurement Period, the VWAP of the Company Ordinary Shares equals or exceeds US$15.50 per share for any seven (7) individual Trading Days within a period of thirty (30) consecutive Trading Days beginning at least 30 days after the Closing Date(the date when the foregoing is first satisfied, the “Third Unvested Sponsor Interests Achievement Date” and, together with the First Unvested Sponsor Interests Achievement Date and the Second Unvested Sponsor Interests Achievement Date, the “Unvested Sponsor Interests Achievement Dates”), then one-third of the Sponsor Shares and Assumed Warrants included in the Unvested Sponsor Interests owned by the Sponsor shall vest on the Third Unvested Sponsor Interests Achievement Date.

For all purposes of this Agreement, “Aggregate Transaction Proceeds” means an amount equal to (a) the aggregate cash proceeds to be released to SPAC from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after, for the avoidance of doubt, giving effect to the exercise of SPAC Shareholder Redemption Rights but before release of any other funds), minus (b) SPAC Expenses, minus (c) Company Expenses, plus (d) the aggregate proceeds from the Debt Financing less cash expenses incurred by the Company and its Subsidiaries in connection with the Debt Financing, plus (e) the aggregate proceeds received by the Company pursuant to any Permitted Interim Financing from any investor with whom Sponsor or such affiliate has a material relationship and that is first identified to the Company by Sponsor or its affiliates less cash expenses incurred by the Company and its Subsidiaries in connection with such sale, plus (f) the aggregate proceeds received by the Company in connection with the Closing from the PIPE Financing, plus (g) the aggregate proceeds received by or available to the Company under the Backstop Facility, if the Backstop Facility has been entered into prior to or concurrently with the Effective Time, less cash expenses incurred by the Company and its Subsidiaries in connection therewith, plus (h) $37,500,000 attributable to securities that can be sold pursuant to the Equity Line of Credit, if the Equity Line of Credit has been entered into prior to or concurrently with the Effective Time, less cash expenses incurred by the Company and its Subsidiaries in connection therewith.

(c) In the event that there is a Change of Control during the Measurement Period, one hundred percent (100%) of the Unvested Sponsor Interests not earlier vested pursuant to Section 4(b)(i), Section 4(b)(ii), or Section 4(b)(iii) shall vest immediately prior to the closing of such Change of Control and shall no longer be subject to the provisions of this Section 4 effective as of the consummation of such Change of Control.

(d) For so long as any Unvested Sponsor Interests remains subject to the vesting pursuant to this Section 4, each holder of Unvested Sponsor Interests shall retain all of its rights as a shareholder of the Company with respect to any Unvested Sponsor Interests, including the right to dividends on, and the right to vote any, Unvested Sponsor Interests, and, to the extent that such Unvested Sponsor Interest fails to vest in accordance with this Section 4 prior to the expiration of the Measurement Period, any dividends or distributions paid or made in respect thereof shall be forfeited and repaid to the Company (net of any and all taxes paid in respect of such dividends or distributions) for no consideration, and no Person (other than the Company) shall have any further right with respect thereto.

(e) The Company Ordinary Share price targets set forth in Section 4(b)(i), Section 4(b)(ii), and Section 4(b)(iii) and the number of Unvested Sponsor Interests set forth in Section 4(b) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Company Ordinary Shares occurring on or after the Closing Date (other than the transactions contemplated by the Business Combination Agreement).

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(f) If the First Unvested Sponsor Interests Achievement Date, Second Unvested Sponsor Interests Achievement Date, Third Unvested Sponsor Interests Achievement Date or Change of Control has not occurred prior to the end of the Measurement Period, the Sponsor Interests subject to vesting upon such applicable Unvested Sponsor Interests Achievement Date or Change of Control shall be forfeited by the Sponsor.

(g) It is acknowledged and agreed that, in addition to the restrictions hereunder, the Unvested Sponsor Interests which vest in accordance with Section 4 are subject to separate restrictions on Transfer under the Shareholders’ Agreement.

(h) For the avoidance of doubt, and notwithstanding anything in the BCA, the Sponsor Letter Agreement or the Subscription Agreements to the contrary, to the extent that pursuant to the terms of the Subscription Agreements any amount of Sponsor Interests deposited into the Escrow Account (as defined in the Subscription Agreements) pursuant to Section 2 of the Subscription Agreements are released from the Escrow Account to a Subscriber pursuant to the terms of Section 2 of the Subscription Agreements (the “Forfeiture” and such forfeited Sponsor Interests, the “Forfeited Sponsor Interests”), no amount of Unvested Sponsor Interests that remain subject to vesting pursuant to Section 4 shall vest in connection with the Forfeiture of the Forfeited Sponsor Interests.”

2.            Effect of Amendments and Modifications. Except as expressly amended hereby, the Sponsor Letter Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the Sponsor Letter Agreement is referred to in any agreement, document or other instrument, such reference will be to the Sponsor Letter Agreement as amended by this Amendment. For the avoidance of doubt, each reference in the Sponsor Letter Agreement, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to March 8, 2022.

3.             Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the BCA are incorporated herein by reference, mutatis mutandis.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

ENDURANCE ANTARCTICA PARTNERS, LLC

By: ADP Endurance, LLC
Its: Managing Member

By:	/s/ Chandra R. Patel
	Name:	Chandra R. Patel
	Title:	Managing Director

ENDURANCE ACQUISITION CORP.

By:	/s/ Richard C. Davis
	Name:	Richard C. Davis
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to the Sponsor Letter Agreement]

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Yoav Leibovitch
	Name:	Yoav Leibovitch
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 2 to the Sponsor Letter Agreement]